Mail Stop 4561

October 31, 2007

<u>VIA U.S. MAIL AND FAX (312) 264-4399</u>

Allen Goodman
Chief Financial and Principal Accounting Officer
The Price Fund I, L.P.
c/o Price Asset Management, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

> **Re:**   **The Price Fund I, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2007**
> **File No. 333-74176**

Dear Mr. Goodman:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

1.   We note you discuss your results of operations for 2006 only. Please tell us how you have complied with Item 303 of Regulation S-K, or tell us why you believe it was not necessary to discuss your results of operations for 2005 and 2004.

2.   We note you do not discuss the increase in professional fees. Please tell us how you have complied with Item 303 of Regulation S-K, or tell us why you believe it was not necessary to discuss this increase.

Financial Statements

Notes to the Financial Statements

Note 1 Nature of Operations and Significant Accounting Policies, page 25

3.   We note you do not disclose your valuation policy for your short-term investments. Please tell us how you have complied with APB 22, or tell us why you believe it was not necessary to disclose this information.

Exhibits

4.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you have not identified the registrant in paragraph 1, you have replaced the phrase "this report" with "the Report" in paragraphs 2, 3, and 4, you have replace the word "registrant" with "Partnership" in paragraphs 1, 3, 4, and 5, you have deleted "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(iii), you have deleted the phrase "and material weaknesses" from paragraph 5(i), you have replace the word "control" with "controls" in paragraph 5(i), and you have replaced the word "information" with the phrase "data and have identified for the Partnership's auditors any material weaknesses in internal controls" in paragraph 5(i). Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief